1933 Act File No. 333-190325
1940 Act File No. 811-22874

As filed with the U.S. Securities and Exchange Commission on October 2, 2013

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

and

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 5

THL CREDIT SENIOR LOAN FUND

(Exact Name of Registrant as Specified in Charter)

100 Wall St, 11th Floor

New York, NY 10005

(Address of Principal Executive Offices)

(212) 701-4500
(Registrant’s Telephone Number, including Area Code)

Peter E. Pisapia
100 Wall St., 11th Floor

New York, NY 10005
(Name and Address of Agent for Service)

Copies of Communications to:

Stephen H. Bier Allison M. Fumai Dechert LLP 1095 Avenue of the Americas New York, NY 10036	Sarah E. Cogan Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-190325) of THL Credit Senior Loan Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement.

PART C OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

Item 25.                                                  Financial Statements:

1. Financial Statements:

The Registrant has not conducted any business as of the date of this filing, other than in connection with its organization. Financial statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the Investment Company Act of 1940 Act, are included in Part B of the Registration Statement on Form N-2 (File No. 333-190325).

2.                                      Exhibits

(a)                                 (i)                                     Certificate of Trust dated July 30, 2013. **

(ii)                                  Amended and Restated Agreement and Declaration of Trust dated August 22, 2013. **

(b)                                 By-laws dated August 22, 2013. **

(c)                                  Not Applicable.

(d)                                 Not applicable.

(e)                                  Dividend Reinvestment Plan. **

(f)                                   Not Applicable.

(g)                                  (i)                                     Form of Advisory Agreement between Four Wood Capital Advisors, LLC and Registrant. **

(ii)                                  Form of Sub-Advisory Agreement between Four Wood Capital Advisors, LLC and THL Credit Advisors LLC. **

(h)                                 (i)                                     Form of Underwriting Agreement. **

(ii)                                  Form of Master Agreement Among Underwriters. **

(iii)                               Form of Master Selected Dealers Agreement. **

(iv)                              Form of Structuring Fee Agreement between the Adviser and Raymond James & Associates, Inc. **

(v)                                 Form of Structuring Fee Agreement between the Adviser and RBC Capital Markets, LLC. **

(vi)                              Form of Structuring Fee Agreement between the Adviser and Stifel, Nicolaus & Company, Incorporated. **

(vii)                           Form of Structuring Fee Agreement between the Adviser and Oppenheimer & Co. Inc. **

(viii)                        Form of Marketing Agent Agreement between the Adviser and AST Investor Services, LLC **

(ix)                              Form of Marketing Agent Agreement between the Adviser and MidAmerica Financial Services, Inc. **

(i)                                     (i)                                     Form of Custody Agreement between Registrant and The Bank of New York Mellon. **

(ii)                                  Form of Foreign Custody Manager Agreement between Registrant and The Bank of New York Mellon. **

(iii)                               Form of Investor Support Services Agreement between Registrant and Four Wood Capital Partners LLC. **

(j)                                    (i)                                     Form of Fund Administration and Accounting Agreement between Registrant and The Bank of New York Mellon. **

(ii)                                  Form of Transfer Agency and Registrar Services Agreement between Registrant and American Stock Transfer and Trust Company, LLC. **

(iii)                               Form of Credit Agreement between Registrant and The Bank of New York Mellon.

(k)                                 Opinion and Consent of Counsel. **

(l)                                     Not applicable.

(m)                             Consent of Independent Registered Public Accounting Firm. **

(n)                                 Not Applicable.

(o)                                 Not Applicable.

(p)                                 Forms of Subscription Agreements. **

(q)                                 Not Applicable.

(r)                                    (i)                                     Code of Ethics of Four Wood Capital Advisors, LLC. **

(ii)                                  Code of Ethics of THL Credit Advisors LLC. **

(iii)                               Power of Attorney **

* To be filed by amendment.

** Previously filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 333-190325).

ITEM 26. MARKETING ARRANGEMENTS

See Exhibits (h)(i), (h)(ii), (h)(iii), (h)(iv), (h)(v), (h)(vi), h(vii), h(viii) and h(ix) to the Registrant’s Registration Statement on Form N-2 (File No. 333-190325).

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The approximate expenses in connection with the offering are as follows:

Registration and Filing Fees	20,706
Financial Industry Regulatory Authority Fees	25,770
New York Stock Exchange Fees	20,000
Costs of Printing and Engraving	170,000
Accounting Fees and Expenses	10,000
Legal Fees and Expenses	380,000
Miscellaneous	20,000
Total	646,476

ITEM 28. PERONS CONTROLLED BY OR UNDER COMMON CONTROL

None.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

Set forth below is the number of record holders as of August 21, 2013, one of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common Shares of Beneficial Interest, par value $0.001 per Common Share	2

ITEM 30. INDEMNIFICATION

To be filed by amendment.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Section 6 of the Underwriting Agreement, filed as Exhibit h(i) to the Registration Statement on Form N-2 (File No. 333-190325), provides for each of the parties thereto, including the Registrant and the underwriters, to indemnify the others, their directors, certain of their officers, directors and persons who control them against certain liabilities in connection with the offering described therein, including liabilities under the federal securities laws.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

Reference is made to: (i) the information set forth under the caption “Investment Advisory and Other Services” in the Statement of Additional Information; (ii) the Form ADV of Four Wood Capital Advisors, LLC (File No. 801-77260) filed with the Commission; and (iii) the Form ADV of THL Credit Advisors LLC (File No. 801-71201) filed with the Commission, all of which are incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

Certain accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the rules and regulations promulgated thereunder are in the possession and custody of Four Wood Capital Advisors, LLC, 100 Wall Street, 11th Floor, New York, NY 10005. Records relating to the duties of the Registrant’s custodian are maintained by the Registrant’s custodian, The Bank of New York Mellon, and its transfer agent, American Stock Transfer and Trust Company, LLC. The registrant is informed that all applicable accounts, books and documents required to be maintained by investment advisers registered with the Commission are in the custody and possession of Four Wood Capital Advisors, LLC.

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. UNDERTAKINGS

1. The Registrant undertakes to suspend offering of Common Shares until the prospectus is amended if (1) subsequent to the effective date of this Registration Statement, the NAV declines more than 10 percent from its NAV as of the effective date of this Registration Statement or (2) the NAV increases to an amount greater than its net proceeds as stated in the prospectus.

2. Not applicable.

3. Not applicable.

4. Not applicable.

5. The Registrant undertakes that:

a. for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b. for the purpose of determining any liability under the Securities Act, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and/or the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York and the State of New York on this 2nd day of October 2013.

THL CREDIT SENIOR LOAN FUND

By:	/s/ Steven A. Baffico
Steven A. Baffico
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

	Signature	Title	Date

	Joseph L. Morea(1)	Trustee	October 2, 2013
Joseph L. Morea

	S. James Coppersmith(1)	Trustee	October 2, 2013
S. James Coppersmith

	Ronald J. Burton(1)	Trustee	October 2, 2013
Ronald J. Burton

	Michael Perino(1)	Trustee	October 2, 2013
Michael Perino

	/s/ Steven A. Baffico	Trustee, President and Principal Executive Officer	October 2, 2013
Steven A. Baffico

	/s/ Jennifer Wilson	Treasurer and Principal Financial Officer	October 2, 2013
Jennifer Wilson

By:	/s/ Stephen H. Bier
Stephen H. Bier
Attorney-In-Fact

(1) Pursuant to powers of attorney filed with Pre-Effective Amendment No. 1 to Registrant’s Registration Statement (File Nos. 811-22874 and 333-190325) on August 27, 2013.

INDEX TO EXHIBITS

Exhibit	Name

2(j)(iii)	Form of Credit Agreement